EXHIBIT 12

Statement of Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Years Ended December 31,

	2001	2000	1999	1998	1997

Fixed charges:
Interest expense	$46.6	$62.8	$60.8	$17.6	$21.2
Capitalized interest	0.4	—	0.1	0.3	0.6
Interest portion of rental expense	12.7	11.6	10.7	8.4	4.7

Total fixed charges	$59.7	$74.4	$71.6	$26.3	$26.5

Earnings:
Income before income taxes and cumulative effect of change in accounting	$667.2	$595.8	$528.0	$105.0	$226.4
Fixed charges (above)	59.7	74.4	71.6	26.3	26.5
Less: Capitalized interest	0.4	—	0.1	0.3	0.6

Total earnings	$726.5	$670.2	$599.5	$131.0	$252.3

Ratio of Earnings to Fixed Charges	12.2	9.0	8.4	5.0	9.5

Fixed charges represent interest (including capitalized interest) and the interest factor of all rentals, consisting of an appropriate interest factor on operating leases.